SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



# FORM 6-K



## Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

9 May 2002



Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

| | |
|---|---|
| **Company** | Royal & Sun Alliance Ins Group PLC |
| **TIDM** | RSA |
| **Headline** | 1st Quarter Results - Part 1 |
| **Released** | 07:00 9 May 2002 |
| **RNS Number** | 6651V |

9 May 2002

# FIRST QUARTER RESULTS 2002

- **Group operating result* of £160m matches strong Q1 2001 result**
- **Combined operating ratio improving to 104.2% (Q1 2001 : 105.7%, Q1 2000 : 108.0%), reflecting underwriting emphasis**
- **Particularly good performance from many commercial and direct operations worldwide**
- **Underlying growth of 16% driven by rate increases**
- **Disposal programme progressing**

**Bob Mendelsohn, Group Chief Executive, said**
**"This is an encouraging start to the year. We have seen good underlying premium growth in our core businesses and are achieving significant rate increases in our major lines. Our capital programme is progressing well and we are seeing the benefits of our strong general business operational focus coming through. We are confident that we can build on this solid start and that the prospects for the rest of the year remain positive."**

| | **3 Months 2002** | Restated 3 Months 2001 |
|---|---|---|
| **Revenue** | | |
| General business net premiums written (after impact of quota share - see page 9) | £2,023m | £2,269m |
| Life business net premiums written | £571m | £823m |
| **Group operating result** (based on longer term investment return (LTIR))* | £160m | £163m |
| **Balance sheet at 31 March 2002 / 31 December 2001(restated)** | | |
| Shareholders' funds | £4,677m | £4,691m |
| Net asset value per share *(adding back equalisation provisions)* | 339p | 340p |

* For more details on longer term investment return see note 2 on page 9.

**Important Disclaimer**
This document contains forward looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are

often, but not always, made through the use of words or phrases such as 'expects', 'should continue', 'believes', 'anticipates', 'estimated' and 'intends'. The specific forward looking statements cover, among other matters, the improving general insurance market, the outcome of insurance regulatory reviews, the Group operating result, the timing of our disposal programme, the rating environment and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; the frequency, severity and development of insured loss events arising out of catastrophes; as well as man made disasters such as the 11 September attack on the United States; the availability, pricing and ability to collect reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the London Stock Exchange. The Company does not assume any obligation to update any forward looking statements, whether as a result of new information, future events or otherwise.

**For further information:**
Malcolm Gilbert, DL +44 (0)20 7569 6138
Director Communications

## BUSINESS OVERVIEW

**Group Operating Result***

The Group operating result* at £160m (2001 restated^ : £163m) matches the first quarter result of 2001, when we had a good start to the year. The first quarter of 2001 was benign in terms of weather related claims. We have seen a return to more normal levels in many parts of the world in 2002, although some areas, particularly the UK, Scandinavia, Germany and Ireland, saw higher than average activity in January and February. UK personal lines weather claims were over £30m worse than in the same period of 2001.

The Group combined operating ratio on general business for the first quarter of 2002 improved to 104.2%, from 105.7% in the first quarter of 2001 and 108.0% in the first quarter of 2000, reflecting good performances, in particular, across our commercial and direct personal lines of business.

**Bob Mendelsohn, Group Chief Executive, commented,**

"I am pleased to be able to report on a sound first quarter's result for the year. I am encouraged that we have seen an improvement in our underwriting result.

**General Insurance Premiums**

"I also am pleased with our good growth in premium volumes at an underlying level. Stripping out those lines of business which we ceased to underwrite or sold during 2001 and the one off adjustment in 2001 in US workers' compensation, premiums grew by 16%. This is the underlying increase, excluding acquisitions and before taking into account our 10% quota share partnership with Munich Re. In short, Munich Re will take a 10% share of most of the business that we write this year. The arrangement has resulted in a transfer of some £500m to them, which accounts for the headline reduction in our premium income. This is discussed in more detail on page 9.

**Quarterly Performance**

"A number of areas of the business have had solid starts to the year. UK commercial and parts of US commercial, and our direct personal lines businesses worldwide deserve particular mention.

"Conversely, intermediated personal business has not performed as well and continues to be very price sensitive. The continuing industry issue of Ontario auto has adversely affected the overall Canadian result, although our niche businesses, notably Johnson Corporation, had very strong results. In the US, the corrective actions that we have taken are beginning to feed through to the overall personal business result. However, here our long term focus remains on developing our specialty lines.

"The underlying improvement in the Group result demonstrates the advantage that our diversified portfolio of business gives us, balancing the underperformance in some areas with excellent results in others.

"The extensive underwriting and claims management actions that have been implemented across the Group during the past few years, coupled with the very strong premium rate increases being achieved in most of our markets, are the main drivers in the improvement in the general business result. We are conscious that the current positive market environment is also contributing. We believe that these favourable conditions will continue for another few years, but eventually will turn. We have, therefore, commenced a new series of claims and underwriting initiatives with the intention of building upon our current improvement and ensuring that we are in a position to produce good results throughout the cycle.

**Capital Position**

"We have been active in managing our capital position to provide sufficient capital to write the levels of business that we want to. Our programme of actions includes disposals that it is our intention to complete by the end of 2002. Our aim remains to release over £800m of capital during the year through disposals and other actions. We have already announced the sale of our UK asset management company, which released over £200m. This is the first of a series of transactions and progress is being made on the others. We will not make public which parts of the business are to be sold until an agreement to sell has been reached.

"As indicated before, the capital release programme includes a wide range of actions and is not limited to disposals. We continue to investigate the full range of alternative solutions, including reinsurance and securitisation. Our quota share arrangement with Munich Re has already made a positive contribution.

"As set out last year, the reduction in our risk based capital requirement to 40% of net written premium was mainly attributable to a change in investment policy leading to a reduced holding in equity investments. The implementation of this policy has continued and during the first quarter of the year we have reduced our equity exposure by a further £260m.

**Reinsurance**
"As indicated at the year end, the majority of our worldwide reinsurance covers renewed at 1 January. The terms on which we have placed our programme are in line with our plans and we are successfully recovering the increased costs through our direct pricing. The US reinsurance programme renews in May and current indications are that we will achieve our plans here as well.

**Looking Ahead**
"We continue to focus on achieving a return on capital that exceeds our cost of capital by 4% through leveraging our core competencies of underwriting, and risk and claims management. Our disposal programme is making progress towards releasing over £800m of capital in 2002 and will help us to take full advantage of the encouraging environment in the general insurance market. We continuously monitor our projected capital position, taking into account the frequent changes in investment and insurance market conditions."

## OPERATIONS REVIEW

**General Business Result***
The general business result* is a profit of £120m (2001 restated^ : profit £143m). The restatement of 2001 is as a consequence of the unwind of the discount in long tail claims (see note 1 on page 9). While the underwriting result has improved by £20m, the investment return has declined as a result of our decision to reduce the general insurance capital requirement to 40% of net written premium and to assume a lower proportion of funds are invested in equities. The corollary is that the charge for the shortfall of capital, made in the 'other activities' line, also reduces. This negative effect on the general insurance result of £35m, masks the improvement in underwriting. The effect on the return on risk based capital is neutral.

Our direct operations, particularly AAMI and AAI in Australia, have produced very strong results in the quarter. In the UK, MORE TH>AN is performing well, although this is partly offset by the marketing costs of building the new brand. UK commercial had an excellent quarter and rating continues to be very positive. In the US, commercial property and surplus lines operations are showing strong profit as a consequence of the significant rate increases that are being achieved. Rates for commercial property lines are increasing worldwide, often by over 100% when changes in terms and conditions are taken into account. US liability lines continue to be the focus of remedial actions. In Scandinavia, the commercial lines result deteriorated as a result of a number of large fire losses. Our intermediated personal lines of business have, overall, had a disappointing quarter. This has been particularly true of Canadian auto, although other broker motor accounts are also facing stiff pricing competition.

**Life Business Result**
The life business result of £57m is a £6m improvement on 2001. The majority of this is attributable to our Australian life operations, where strong underwriting action and rating has been taken in the risk account. The UK life profit has remained stable at £35m. The Americas result is unchanged despite the disposal of our life company in Canada at the end of June 2001.

**Life New Business**
Overall new business in the first quarter of 2002 reflected difficult trading conditions and our determination to focus only on key strategic markets where we can leverage our established strengths and achieve adequate returns; pensions continued to grow strongly and, excluding ISAs, retail investment sales increased by 36%. Our group risk business continues to perform well with sales of £54m in the first quarter. Worldwide life new business excluding investment sales on an annual premium equivalent basis is substantially down, at £60m for the quarter. This can partly be attributed to the disposals of our Italian, Spanish and Canadian life operations during 2001. However, we also have seen a substantial fall in new business in the UK, following our announcement in December that we would close our two main with profits funds to new business. La Construcción, our Chilean life company, continues to produce good levels of new business growth.

**Other Activities Result**

The analysis of the other activities result is as follows:

| | **3 Months 2002 (unaudited) £m** | 3 Months 2001 (unaudited) £m |
|---|---|---|
| Development expenses | **(4)** | (6) |
| Other non insurance | **3** | 2 |
| **Non insurance activities** | **(1)** | (4) |
| Associates | **1** | 6 |
| Central expenses | **(9)** | (9) |
| Investment expenses | **(10)** | (6) |
| Loan interest | **(16)** | (8) |
| Balance of LTIR | **18** | (10) |

| | | |
|---|---|---|
| **Other activities result** | **(17)** | (31) |

The other activities result includes a surplus of £18m in respect of the balance of LTIR. This comprises a number of items, including a surplus representing the excess of actual equities held over those assumed in the risk based capital calculation, offset by a charge in respect of the shortfall between actual capital deployed in the general insurance business and the Group's risk based capital target of 40%. The surplus is a transitional effect which will apply until such time as we have completed our equity disposal programme.

**Other Profit & Loss Movements**
The largest item affecting the difference between Group operating result* and profit before tax (PBT) is short term investment fluctuations. UK accounting rules require us to reflect in PBT the full market value movement in our investment portfolio. This volatility can distort each quarter's PBT and is one of the main reasons that we use Group operating result based on the longer term investment return as our primary measure of performance. Short term investment fluctuations were a charge of £182m reflecting the poor investment market conditions during the first quarter.

Other movements in the consolidated profit & loss account comprise amortisation of goodwill and present value of acquired in force business of £28m, charges in respect of interest on dated loan capital of £13m, the change in equalisation provisions of £4m and reorganisation costs of £5m.

We now make full provision for deferred tax on a discounted basis. The underlying rate of tax on the Group operating result* is 31% (2001 : 30%).

After a tax credit of £5m and eliminating minority interests of £3m, the loss for the period attributable to shareholders was £64m (2001 restated^ : loss of £230m).

**Movement in Total Capital**
Total capital has decreased from £5,874m at 31 December 2001 (as adjusted for deferred tax - see note on page 9) to £5,871m at 31 March 2002. The movement comprises the after tax loss attributable to shareholders of £64m, preference dividends of £2m and a reduction in embedded value of £74m. These were offset by an increase in share capital and premium of £2m, exchange movements of £124m and an increase in minority interests of £2m.

Consequent to the closure of the UK Life with profits funds we have decided to take a more conservative view on embedded value for those funds. This results in a decrease in embedded value of around £100m.

**Net Asset Value Per Share**
The net asset value per share, after adding back claims equalisation provisions, decreased to 339p (31 December 2001 restated^ : 340p). As at 7 May 2002 this figure was estimated to be 325p.

* Based on longer term investment return (LTIR). For more details on LTIR see note 2 on page 9.

^ See note 1 on page 9.

**CONSOLIDATED PROFIT & LOSS ACCOUNT**

| | **3 Months 2002 (unaudited) £m** | Restated 3 Months 2001 (unaudited) £m | Restated 12 Months 2001 (unaudited) £m |
|---|---|---|---|
| General business net premiums written | **2,023** | 2,269 | 8,813 |
| Life business net premiums written | **571** | 823 | 2,899 |
| General business result | **120** | 143 | (11) |
| Life business result | **57** | 51 | 186 |
| Other activities | **(17)** | (31) | (159) |
| **GROUP OPERATING RESULT** *(based on longer term investment return) ** | **160** | 163 | 16 |
| Amortisation of goodwill | **(18)** | (15) | (58) |
| Amortisation of goodwill in acquired claims provisions | **(7)** | (9) | (37) |
| Amortisation of present value of acquired in force business | **(3)** | (2) | (13) |
| Interest on dated loan capital | **(13)** | (15) | (58) |
| Claims equalisation provisions | **(4)** | (17) | (46) |

| | | | |
|---|---|---|---|
| Reorganisation costs and other items | **(5)** | (8) | (97) |
| Group operating profit/(loss)<br>(based on longer term investment return) * | **110** | 97 | (293) |
| Short term investment fluctuations | **(182)** | (408) | (845) |
| Loss on ordinary activities before exceptional items and tax | **(72)** | (311) | (1,138) |
| Loss on disposal of subsidiaries | **-** | - | (109) |
| Loss on ordinary activities before tax | **(72)** | (311) | (1,247) |
| Tax on Group operating result<br>(based on longer term investment return) * | **(49)** | (50) | (5) |
| Tax on other movements | **54** | 127 | 358 |
| Loss on ordinary activities after tax | **(67)** | (234) | (894) |
| Attributable to equity minority interests | **3** | 4 | 5 |
| Loss for the financial year attributable to shareholders | **(64)** | (230) | (889) |
| Cost of preference dividend | **(2)** | (2) | (9) |
| Cost of ordinary dividend | **-** | - | (227) |
| Transfer from retained profits | **(66)** | (232) | (1,125) |
| Group operating earnings after tax per ordinary share<br>(based on longer term investment return) * | **6.6p** | 6.7p | (4.1)p |
| Earnings per ordinary share | **(4.6)p** | (16.3)p | (63.1)p |
| Diluted earnings per ordinary share | **(4.6)p** | (16.3)p | (63.1)p |

* See Note 2 on Page 9.

**STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES**

| | **3 Months 2002 (unaudited) £m** | Restated 3 Months 2001 (unaudited) £m | Restated 12 Months 2001 (unaudited) £m |
|---|---|---|---|
| Loss for the financial year attributable to shareholders | **(64)** | (230) | (889) |
| Movement in the value of long term business | **(74)** | (140) | (333) |
| Exchange | **124** | 64 | (69) |
| Total shareholders' consolidated recognised losses arising in the period | **(14)** | (306) | (1,291) |
| Prior year adjustment | **(79)** | | |
| Total shareholders' consolidated recognised losses since 31 December 2001 | **(93)** | | |

**MOVEMENTS IN SHAREHOLDERS' FUNDS**

| | 3 Months 2002 (unaudited) £m | Restated 3 Months 2001 (unaudited) £m | Restated 12 Months 2001 (unaudited) £m |
|---|---|---|---|
| Shareholders' funds at 1 January | **4,770** | 6,463 | 6,036 |
| Prior year adjustment | **(79)** | (427) | (427) |
| Shareholders' funds at 1 January (as restated) | **4,691** | 6,036 | 6,036 |
| Share capital issued and increase in share premium | **2** | 2 | 14 |
| Total shareholders' recognised losses | **(14)** | (306) | (1,291) |
| Goodwill written back | **-** | - | 168 |
| Dividends | **(2)** | (2) | (236) |
| Shareholders' funds at 31 March / 31 December | **4,677** | 5,730 | 4,691 |

**SUMMARY CONSOLIDATED BALANCE SHEET**

| | | 31 March 2002 (unaudited) £m | Restated 31 March 2001 (unaudited) £m | Restated 31 December 2001 (unaudited) £m |
|---|---|---|---|---|
| **ASSETS** | | | | |
| Intangible assets | | **1,115** | 1,086 | 1,086 |
| Investments | | | | |
| Land and buildings | | **523** | 524 | 521 |
| Interests in associated undertakings | | **242** | 279 | 233 |
| Other financial investments | - equities | **3,324** | 4,254 | 3,448 |
| | - fixed interest | **10,445** | 9,863 | 10,063 |
| | - other | **1,443** | 935 | 1,605 |
| | | **15,977** | 15,855 | 15,870 |
| Value of long term business | | **1,266** | 1,557 | 1,335 |
| Total investments | | **17,243** | 17,412 | 17,205 |
| Reinsurers' share of technical provisions | | **5,396** | 4,244 | 5,010 |
| Debtors | | **6,240** | 5,599 | 5,932 |
| Other assets | | **693** | 542 | 684 |
| Prepayments and accrued income | | **1,334** | 1,332 | 1,285 |
| Long term business policyholders' assets | | **36,510** | 38,852 | 36,216 |
| **Total assets** | | **68,531** | 69,067 | 67,418 |
| **LIABILITIES** | | | | |
| Shareholders' funds | | **4,677** | 5,730 | 4,691 |
| Equity minority interests in subsidiaries | | **401** | 406 | 399 |
| Dated loan capital | | **793** | 797 | 784 |
| **Total capital, reserves and dated loan capital** | | **5,871** | 6,933 | 5,874 |
| Technical provisions | | **20,925** | 19,178 | 20,455 |
| Equalisation provisions | | **335** | 300 | 331 |

| | | | |
|---|---|---|---|
| Borrowings | **1,069** | 332 | 1,081 |
| Other liabilities | **3,821** | 3,472 | 3,461 |
| Long term business policyholders' liabilities | **36,510** | 38,852 | 36,216 |
| **Total liabilities** | **68,531** | 69,067 | 67,418 |
| Shareholders' interest in long term business | **2,460** | 2,585 | 2,503 |

**Note**
The long term business policyholders' assets are presented before elimination of balances held between policyholders and shareholders.

Approved by the Board on 8 May 2002.

SUMMARY SHAREHOLDERS' CASH FLOW STATEMENT

| | **3 Months 2002 (unaudited) £m** | 3 Months 2001 (unaudited) £m | 12 Months 2001 (audited) £m |
|---|---|---|---|
| Net cash inflow/(outflow) from operating activities pre quota share | **29** | (98) | 116 |
| Quota share portfolio transfer | **(246)** | - | - |
| Net cash inflow/(outflow) from operating activities post quota share | | | |

| | |
|---|---|
| **Company** | Royal & Sun Alliance Ins Group PLC |
| **TIDM** | RSA |
| **Headline** | 1st Quarter Results - Part 2 |
| **Released** | 07:00 9 May 2002 |
| **RNS Number** | 6652V |

# ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

## SECTION A

## SUPPLEMENTARY INFORMATION

## CONTENTS



### SUPPLEMENTARY ACCOUNTING INFORMATION

### PROFIT & LOSS ACCOUNT AND BALANCE SHEET

The following issues relate to the Group's profit & loss account and balance sheet:

**Longer Term Rate of Return**

The Group includes the longer term rate of return on investments backing general business technical provisions and capital in determining operating profit (based on LTIR). This treatment is in accordance with the Association of British Insurers Statement of Recommended Practice (ABI SORP). The longer term rate of return is determined in order to ensure that over time the long run basis recognises the aggregate of the actual investment return.

The basis of calculating the longer term rate of return has changed over 2001 to reflect the new investment policy, as outlined below. The general business result (based on LTIR) of £120m is calculated assuming pre tax returns of 6% on fixed interest securities and 9% on equities and assuming that investments have been held throughout the period according to the investment policy.

The longer term investment return included within the Group operating result (based on LTIR) is based on a normalised value of investments. This adjustment to the value of the investments on which the longer term return is calculated ensures that the return is both stable and sustainable. The normalisation adjustment is based on longer term yield assumptions and produces an effective return as follows:

| | Stated longer term return | Effective return 3 months 2002 | Effective return 3 months 2001 |
|---|---|---|---|
| Equities | 9% | 10.6% | 9.0% |
| Fixed interest | 6% | 5.7% | 5.7% |

The difference between the stated returns credited to the general business result (based on LTIR) and the above effective returns is included in other activities. Also included in other activities is the difference in investment return on the actual investments held throughout the period, compared to that specified by the investment policy.

The aggregate investment return at 31 March 2002 recognised on the longer term basis since 1994 amounts to £9.1bn and the total actual investment return for this period is £9.9bn.

**New Investment Policy**
Before 2002, the Group's investment policy was to hold sufficient equities to back 5% of technical provisions with the balance of technical provisions, net of working capital, being supported by fixed interest securities.

Following a review of the risk based capital requirement announced with the 2001 nine month results, we have changed our investment policy and reduced our exposure to equity investments to 37.5% of risk based capital. In the fourth quarter of 2001 we sold approximately £650m of equities and took derivative protection for approximately £1.2bn. In the first quarter of 2002, we have reduced our net exposure to equities by a further £260m. During the remainder of the year we will continue to reduce our exposure to equity investments to bring the actual holding in line with the new investment policy.

**Dated Loan Capital**
The dated loan capital raised by the Group has been reflected as a separate element of capital resources in the balance sheet. This classification gives proper recognition to the terms of the dated loan capital, which make it akin to capital finance. In order to achieve consistency with the other sources of capital, the cost of servicing this debt is reflected as a financing item, and is not deducted in arriving at Group operating result (based on LTIR). Similarly, the cash flow statement reflects amounts associated with the dated loan capital as financing cash flows. Dated loan capital has increased by £9m since the beginning of the year due to foreign exchange movements.

**Goodwill**
Purchased goodwill has been capitalised and is being amortised over its expected useful economic life, but not exceeding 20 years. Amortisation for the three months to 31 March 2002 is £18m.

**Goodwill on Acquisition of Claims Provisions**
The fair value of claims provisions relating to the businesses acquired has been established after making allowance for future investment income as required by the ABI SORP. The discount, being the difference between the fair value and the undiscounted value of the claims provisions, has been capitalised as goodwill in acquired claims provisions. It is being amortised to profit & loss over the expected run off period of the related claims. Amortisation for the three months to 31 March 2002 is £7m.

**Taxation Charge**
The tax credit is low in relation to the loss on ordinary activities before tax mainly due to the amortisation of goodwill and the amortisation of goodwill in acquired claims provisions, neither of which are deductible for tax.

**Shareholders' Interest in Life Business**

| | £m |
|---|---|
| UK | |
| Phoenix and Unit Linked | 926 |
| With profits | 667 |
| | 1,593 |
| Overseas | 867 |
| | 2,460 |

**Embedded Value**

| *UK Assumptions* | 31 March 2002 % | 31 March 2001 % | 31 December 2001 % |
|---|---|---|---|
| Investment returns | | | |
| Equities | 7.82 | 7.32 | 7.54 |
| Fixed interest | 5.32 | 4.82 | 5.04 |
| Discount rate | 7.70 | 7.40 | 7.50 |

**Impact of Foreign Exchange on Quarterly Movements**

Our accounting policy is to translate the results of businesses denominated in foreign currencies into sterling at period end rates. The quarterly movement reported in the statistical analysis is the difference between the current result at the latest period end rate and the previous quarter's result at the period end rate at that date. The quarterly movement therefore includes the exchange impact of the restatement of the previous period end results at the latest period end rates of exchange.

**Exchange Rates**

| | 31 March 2002 | 31 March 2001 | 31 December 2001 |
|---|---|---|---|
| US Dollar | 1.42 | 1.42 | 1.46 |
| Canadian Dollar | 2.27 | 2.24 | 2.32 |
| Danish Kroner | 12.13 | 12.01 | 12.15 |
| Australian Dollar | 2.67 | 2.91 | 2.84 |

**RISK BASED CAPITAL**

Actual capital compares with required risk based capital as follows:

| | Prospective View 2002 £m |
|---|---|
| **Available capital** | |

RNS Full Text Announcement



**Company** Royal & Sun Alliance Ins Group PLC
**TIDM** RSA
**Headline** 1st Quarter Results - Part 3
**Released** 07:00 9 May 2002
**RNS Number** 6654V

# ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

## SECTION B

## STATISTICAL ANALYSIS

## CONTENTS

**TERRITORIAL ANALYSIS OF GENERAL BUSINESS OPERATIONS**

**THREE MONTHS TO 31 MARCH**

| | Net Premiums Written | | | |
|---|---|---|---|---|
| | **2002** | 2001 Adjusted | 2001 | Currency Inc/dec |
| | **£m** | £m | £m | % |
| United Kingdom | **889** | 801 | 801 | 11 |
| Europe, Middle East & Africa | **497** | 490 | 496 | 1 |
| Americas | **768** | 797 | 807 | (4) |
| Asia Pacific | **186** | 171 | 161 | 8 |
| Group Reinsurance | **(1)** | 4 | 4 | (134) |
| | **2,339** | 2,263 | 2,269 | 3 |
| Less: Quota Share Portfolio Transfer (see note 4 on page 9 of the press release) | **(316)** | | | |
| | **2,023** | | | |

| | Underwriting Result | | | Operating Ratio | |
|---|---|---|---|---|---|
| | **2002** | 2001 Adjusted | 2001 | **2002** | 2001 |
| | **£m** | £m | £m | | % |
| United Kingdom | **(45)** | (65) | (65) | **104.5** | 108.6 |
| Europe, Middle East & Africa | **(34)** | (19) | (19) | **104.8** | 102.0 |
| Americas | **(30)** | (47) | (48) | **103.6** | 105.6 |
| Asia Pacific | **(4)** | (5) | (4) | **103.1** | 102.4 |
| Group Reinsurance | **(5)** | (2) | (2) | | |
| | **(118)** | (138) | (138) | **104.2** | 105.7 |
| Equalisation provision | **(4)** | (17) | (17) | | |
| Reorganisation costs & goodwill (refer to A5 and A6) | **(12)** | (11) | (11) | | |
| | **(134)** | (166) | (166) | | |

| | General Business Result (based on LTIR) | |
|---|---|---|
| | | Restated |
| | **2002** | 2001 |
| | **£m** | £m |
| United Kingdom | **52** | 41 |
| Europe, Middle East & Africa | **10** | 38 |
| Americas | **54** | 49 |

| | 2002 | 2001 |
|---|---|---|
| Asia Pacific | **16** | 16 |
| Group Reinsurance | **(12)** | (1) |
| | **120** | 143 |

UNITED KINGDOM GENERAL BUSINESS OPERATIONS

THREE MONTHS TO 31 MARCH

| | Net Premiums Written | | | Underwriting Result | | Operating Ratio | |
|---|---|---|---|---|---|---|---|
| | **2002 £m** | 2001 £m | Inc/dec % | **2002 £m** | 2001 £m | **2002 %** | 2001 % |
| Personal | | | | | | | |

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 9 May 2002

By: (Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

---

* Print the name and title of the signing officer under his signature.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 9 May 2002

By: /s/ J V Miller
(Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

* Print the name and title of the signing officer under his signature.